United States securities and exchange commission logo





                               February 14, 2023

       Lee Jacobson
       Chief Executive Officer
       Robot Cache US Inc.
       4330 La Jolla Village Drive, Suite 200
       San Diego, California 92122

                                                        Re: Robot Cache US Inc.
                                                            Post-Qualification
Amendment No. 2 to the Offering Statement on Form 1-A
                                                            Filed January 20,
2023
                                                            File No. 024-11954

       Dear Lee Jacobson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2023 letter.

       Post -Qualification Amendment No. 2 to Registration Statement on Form
1-A

       Description of Business, page 24

   1. We note your response to prior comment 7, and reissue in part. Please expand your risk factors to describe the
specific potential consequences to you and to investors if it is subsequently determined
that you have participated in the unregistered issuance or
                                                        distribution of
securities, including the specific risks inherent in your business model that may necessitate
corrective measures as a result of judicial or regulatory actions.
                                                        Prominently disclose
this risk in the Summary.
   2. Please refer to prior comment 7 and affirmatively identify all of the crypto assets that you mine, hold, or
transact in. Identify all the types of crypto assets that users have the ability to mine.
 Lee Jacobson
Robot Cache US Inc.
February 14, 2023
Page 2
Mining -- Earning IRON, page 24

3.    Please describe the material terms of the Company's agreement with the mining
      marketplace NiceHash, including the financial terms of the relationship. Discuss how this impacts the ultimate payment to the user. Please revise to disclose if the Company or users
      will be responsible for any fees associated with Users    opting-in    to
the NiceHash
      platform.
4.    It appears that NiceHash only operates based on a    proof-of-work
framework, and you
      disclose on page 24 of the filing that your blockchain-based DRM is presently moving
      from    proof of work    to    proof of stake   . Please explain if or
how the partnership with
      NiceHash will impact this transition.
5. Please discuss in detail your role as compared to the role of NiceHash with respect to all aspects of the program allowing users to use their PCs to validate blockchain transactions.
Description of Business
Proprietary Digital Rights Management Using the Blockchain, page 24

6. We note that you are in the process of moving from "proof of work" to a blockchain model based on "proof of stake". Please identify the timeline for the move and explain in greater detail how the new "proof of stake" model will work, including the crypto assets eligible to be staked.
7. Please provide a more detailed explanation of your blockchain-based digital rights management system. Clarify what is being memorialized or put into the blockchain, or what rewards users are able to receive and/or earn.
       You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo,
Legal Branch Chief, at 202-551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameLee Jacobson
                                                           Division of
Corporation Finance
Comapany NameRobot Cache US Inc.
                                                           Office of Technology
February 14, 2023 Page 2
cc:       Gary Ross
FirstName LastName